UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    Form 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR
                                     15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


For the month of October, 2001


                               E-CRUITER.COM INC.
                 -----------------------------------------------
                 (Translation of registrant's name into English)


           495 MARCH ROAD, SUITE 300, OTTAWA, ONTARIO, K2K-3G1, CANADA
           -----------------------------------------------------------
                     (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   |X|       Form 40-F   |_|



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   |_|             No   |X|



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- _____________.








NY2:\1085495\01\N9KN01!.DOC\42724.0004

                                   SIGNATURES


         Pursuant to the requirements of thc Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 E-Cruiter.com Inc.
                                                 ------------------------------
                                                 (Registrant)


Date: October 30, 2001                           By: /s/Michael Mullarkey
                                                     --------------------------
                                                     (Signature)
                                                 Name: Michael Mullarkey
                                                 Title: President and Chief
                                                        Executive Officer

                                  EXHIBIT INDEX



Exhibit                            Description
-------                            -----------

   1.                  Press release dated October 30, 2001












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